QDM International Inc.
Room 715, 7F, The Place Tower C
No. 150 Zunyi Road, Changning District
Shanghai, China 200051

VIA EDGAR

December 17, 2021

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Bonnie Baynes

Re:	QDM International Inc.
Form 10-K for the fiscal year ended March 31, 2021
Filed on July 12, 2021
Form 10-K/A for the fiscal year ended March 31, 2021
Filed October 21, 2021
File No. 000-27251

Dear Ms. Baynes:

QDM International Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 22, 2021, regarding Annual Report on Form 10-K for the fiscal year ended March 31, 2021 (the “Form 10-K”) originally filed with the Commission on July 12, 2021 and was amended on October 22, 2021 by the Amendment No. 1 to the Form 10-K (the “Amendment No. 1”).

For your convenience, we have repeated below your comments in bold, and have followed each comment with our response. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Form 10-K and the Amendment No. 1. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 2 to the Annual Report on Form 10-K (the “Amendment No. 2”), which is being filed with the Commission contemporaneously with the submission of this letter.

Form 10-K/A for the fiscal year ended March 31, 2021

Item 1A. Risk Factors, page 20

1.	We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and subject to PCAOB inspection. Please revise to disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

Response: In response to the Staff’s comment, we have added disclosure on page 29 of the Amendment No. 2.

2.	Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted .

Response: In response to the Staff’s comment, we have added disclosure on page 29 of the Amendment No. 2.

We thank you for your review of the foregoing and the Form 10-K, as amended. If you have further comments, please feel free to contact to our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Huihe Zheng
Huihe Zheng
Chief Executive Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP